UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color 401(k) Savings Plan

Financial Statements and Supplemental Information

As of December 31, 2016 and 2015 and for the year ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Multi-Color 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Multi-Color 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Multi-Color 401(k) Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio

June 29, 2017

Multi-Color 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
ASSETS
Cash and cash equivalents	$111,923	$1,019
Receivables:
Employee contribution receivable	190,721	160,120
Employer contribution receivable	179,813	180,896
Notes receivable from participants	2,241,110	2,239,728

Total receivables	2,611,644	2,580,744
Investments, at fair value:
Multi-Color Corporation common stock	12,406,471	10,216,951
Money market fund	1,692,230	1,939,760
PNC Stable Value Fund	4,187,332	4,084,596
Mutual funds	62,584,005	57,298,614

Total investments	80,870,038	73,539,921

TOTAL ASSETS	83,593,605	76,121,684
LIABILITIES
Excess contributions payable	(168,388)	(70,926)

Net assets available for benefits	$83,425,217	$76,050,758

The accompanying notes are an integral part of the financial statements.

Multi-Color 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Additions to net assets attributed to:
Contributions:
Employee contributions	$4,899,133
Employer contributions	2,143,312
Rollover contributions	145,707

Total contributions	7,188,152
Investment income:
Net appreciation in fair value of investments	4,475,339
Dividend income	2,134,229

Net investment income	6,609,568
Interest income on notes receivable from participants	86,078

Total additions	13,883,798

Deductions from net assets attributed to:
Benefits paid	6,448,215
Administrative expenses	61,124

Total deductions	6,509,339

Net increase	7,374,459
Net assets available for benefits:
Beginning of year	76,050,758

End of year	$83,425,217

The accompanying notes are an integral part of the financial statements.

Multi-Color 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A – DESCRIPTION OF PLAN

Multi-Color 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes only, and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

1.	General – The Plan became effective on April 1, 1994 and covers substantially all U.S. based employees of Multi-Color Corporation (the “Company” or the “Plan administrator”). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently one-half the voluntary contribution, up to 6% of such voluntary contributions for all participating employees. Certain union employees at the Norwood, Ohio plant will receive an additional year end contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2016 and 2015.

Employees are eligible to participate in the Plan after completing one month of service. Upon becoming eligible to participate in the Plan, employees are automatically enrolled at a 3% participation rate. Employees may elect a different percentage or waive participation in the Plan either before the first contributions are withheld or at any time thereafter. The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election. The default investment option is the Janus Balanced Class T Fund.

2.	Participant Accounts – Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures (if any), and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and losses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any) are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s vested account.

3.	Vesting – Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

4.	Notes Receivable from Participants – Participants may borrow funds from the vested portion of their account, and a maximum of one outstanding loan is currently allowed per participant at any one time. The maximum note amount available to an eligible participant is the lesser of 50% of the vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant notes bear interest at the market rate as determined by the Plan administrator. The term of participant loans cannot exceed five years, other than for loans taken for purchase of a primary residence.

5.	Payment of Benefits – Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances of $1,000 or less. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

6.	Forfeitures – Forfeitures first are used to restore participants’ forfeitures, second are used to offset plan expenses, third are used to reduce the employer’s matching contribution and fourth are allocated to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year. Forfeitures can be allocated as of any valuation date during the Plan year in which the former participant receives full payment of his or her vested benefit. For the year ended December 31, 2016, total forfeitures used to satisfy plan administration expenses were approximately $55,000. No forfeitures were used to reduce the employer’s matching contribution during the year ended December 31, 2016. Forfeitures to be allocated at December 31, 2016 and 2015 were approximately $61,000 and $28,000, respectively.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2. Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4. Payment of Benefits

Benefits are recorded when paid.

5. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions. Interest is charged at the market rate as determined by the Plan administrator and is a fixed rate of 4.25% or 4.50% on participant loans outstanding as of December 31, 2016. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

6. Expenses of the Plan

The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

7. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. This update is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption being permitted. The Plan adopted this update for the year ended December 31, 2016. This update was applied retrospectively to disclosures for investments measured using the NAV per share as a practical expedient. See Note G for disclosures provided as a result of adoption of this update. The adoption had no other impact on the Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.

In July 2015, the FASB issued ASU 2015-12, “Part I: Fully Benefit-Responsive Investment Contracts,” which requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value, and “Part II: Plan Investment Disclosures,” which eliminates the requirements to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by requiring that investments are grouped only by general type, eliminating the requirement to disaggregate investments by nature, characteristics and risks. This update is effective retrospectively for fiscal years beginning after December 15, 2015. The Plan adopted this update for the year ended December 31, 2016 and as required, applied it retrospectively. As a result, the disclosures of individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation of investments by general type, as well as the disaggregation of investments by nature, characteristics and risks in the fair value table, have been eliminated. The adoption had no other impacts on the Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.

8. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued and identified that no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained an opinion letter dated March 31, 2014 in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held during the years ended December 31, 2016 and 2015 include shares of the Company’s common stock and a stable value fund managed by PNC Bank, N.A. (the “Administrator”), or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions. The Plan paid the Administrator $61,124 in net administrative expenses, including trustee fees, during the year ended December 31, 2016. The Plan did not pay any fees in 2016 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1– Unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Observable inputs other than quoted market prices included within Level 1 in active markets for identical assets and liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Unobservable inputs, developed using the company’s estimates and assumptions.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Mutual funds/Multi-Color Corporation common stock/money market fund – Valued at the closing price reported on the active market on which the security is traded.

PNC Stable Value Fund – Valued at NAV based on the fair value of the fund’s underlying investments plus the contract value of the fully benefit-responsive wrapper contracts, using information reported by the Administrator. This NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. As a practical expedient, the Plan measures and presents its investment in the PNC Stable Value Fund at NAV as calculated by the Administrator, without any adjustments which may be necessary to get the NAV to a fair value in accordance with existing U.S. GAAP standards. As a result of applying the practical expedient, the fair value of the PNC Stable Value Fund was determined based upon the Administrator reported NAV as of December 31, 2016 and 2015. The PNC Stable Value Fund allows for daily redemption and investments in the PNC Stable Value Fund and does not have a holding period. There are no unfunded commitments for investments in the PNC Stable Value Fund. The PNC Stable Value Fund seeks to preserve principal investment while earning interest income.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investments measured at fair value at December 31, 2016 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2016 Using:			Total Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3
Mutual Funds	$62,584,005	$—	$—	$62,584,005
Multi-Color Corporation common stock	12,406,471	—	—	12,406,471
Money market fund	1,692,230	—	—	1,692,230

Assets in the fair value hierarchy	76,682,706	—	—	76,682,706

PNC Stable Value Fund (a)				4,187,332

Total investments at fair value	$76,682,706	$—	$—	$80,870,038

Investments measured at fair value at December 31, 2015 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2015 Using:			Total Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3
Mutual Funds	$57,298,614	$—	$—	$57,298,614
Multi-Color Corporation common stock	10,216,951	—	—	10,216,951
Money market fund	1,939,760	—	—	1,939,760

Assets in the fair value hierarchy	69,455,325	—	—	69,455,325

PNC Stable Value Fund (a)				4,084,596

Total investments at fair value	$69,455,325	$—	$—	$73,539,921

(a)	Certain investments that are measured at the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Multi-Color 401(k) Savings Plan

EIN 31-1125853 Plan No. 001

Form 5500, Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	American Beacon Large Cap Value Fund	Mutual Fund	$2,165,235
	American Century Heritage Fund	Mutual Fund	4,195,840
	American EuroPacific Growth Fund	Mutual Fund	1,240,897
	American New Perspective Fund	Mutual Fund	2,367,443
	BlackRock Total Return Institutional	Mutual Fund	3,461,701
	Dreyfus Bond Market Index Investor	Mutual Fund	825,399
	Fidelity Advisor Strategic Income Fund	Mutual Fund	1,543,587
	Harbor International Fund	Mutual Fund	1,417,916
	Janus Balanced Class T Fund	Mutual Fund	10,643,983
*	Multi-Color Corporation Common Stock	Common Stock	12,406,471
*	PNC Stable Value Fund	Common Trust Fund	4,187,332
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	388,477
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	3,213,912
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	6,017,163
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	2,811,259
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	1,006,571
	Vanguard 500 Index Fund	Mutual Fund	9,198,868
	Vanguard Federal Money Market Fund	Money Market Fund	1,692,230
	Vanguard Mid Cap Index Fund	Mutual Fund	2,876,057
	Vanguard Small Cap Index	Mutual Fund	3,997,319
	Wells Fargo Large Cap Growth Fund	Mutual Fund	5,212,378

	Total investments		80,870,038
*	Various participants	Notes Receivable (Interest rates are 4.25% or 4.50%, maturing through 2041)	2,241,110

	Total		$83,111,148

*	Indicates party-in-interest as defined by ERISA

Historical cost information is not required in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for participant-directed investment funds.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color 401(k) Savings Plan

	By:	Multi-Color Corporation, as Plan Administrator

Date: June 29, 2017	By:	/s/ Timothy P. Lutz
Timothy P. Lutz Chief Accounting Officer